O L S H A N	1325 AVENUE OF THE AMERICAS ● NEW YORK, NEW YORK 10019 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

October 27, 2020

VIA EDGAR AND ELECTRONIC MAIL

Nicholas P. Panos

Senior Special Counsel

United States Securities and Exchange Commission
Office of Mergers and Acquisitions

100 F Street, N.E.
Washington, D.C. 20549

Re:	Ziopharm Oncology, Inc. (“Ziopharm” or the “Company”) PREC14A filed by WaterMill Asset Management Inc., et al. (“WaterMill”) (the “Consent Statement”) Filed October 16, 2020 File No. 000-33038

Dear Mr. Panos:

We acknowledge receipt of the comment letter from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), dated October 22, 2020 (the “Staff Letter”), regarding the above-referenced matter. We have reviewed the Staff Letter with WaterMill and provide the following responses on its behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meaning ascribed to them in the above referenced Consent Statement.

Preliminary Proxy Statement filed under cover of Schedule 14A

Letter to Shareholders re: Consent Solicitation

1.	Please provide us with the factual foundation for each of the following assertions: “Shareholder Value Destruction”; “Abysmal Corporate Governance”; “Poor Decision- Making”; “Lack of Transparency”; and “highly qualified nominees.” Refer to Note b. of Rule 14a-9. Alternatively, please revise to delete the cited assertions.

WaterMill acknowledges the Staff’s comment and provides the Staff with the following support for these assertions, which are reproduced below. In addition, WaterMill respectfully refers the Staff to the “Reasons For Our Solicitation” section of the Consent Statement on pages 9 through 12, which provides additional support for these assertions. Notwithstanding WaterMill’s belief that there is requisite support for these assertions, WaterMill has made a few revisions to certain assertions in the Consent Statement.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

“Shareholder Value Destruction”:

As detailed in the Consent Statement, WaterMill believes that the Company has the potential to be a leader in immuno-oncology by leveraging its multi-platform approach in developing cell and gene therapies to effectively access and treat patients with cancer. Despite this potential, however, Ziopharm shareholders have suffered deep and sustained diminution in share value, resulting in the destruction of shareholder value. As displayed in the charts on pages 10 and 11 of the Consent Statement, Ziopharm has been an underperforming biotechnology company for at least the past five years, since Mr. Tariff joined the Board and Dr. Cooper became CEO. During that time, along with the one-, three-, and five-year periods since Mr. Tarriff joined the Board and assumed his roles as Lead Director and then Chairman, Ziopharm has performed dramatically worse than the rest of the biotech sector and broader market, and Ziopharm shareholders have witnessed the value of the equity decline by 71% since Mr. Tarriff joined the Board in September 2015. By contrast, the SPDR S&P Biotech ETF increased 91.8% over that same period.

“Abysmal Corporate Governance”:

The Company maintains a number of shareholder-unfriendly governance provisions, including, but not limited to, (i) shareholders cannot call special meetings, (ii) directors are elected by a plurality vote standard, (iii) the Board can issue blank check preferred stock, and (iv) the Bylaws contain an exclusive forum provision, all of which are widely considered poor corporate governance practices, including by proxy voting advisory firms. In fact, Institutional Shareholder Services (“ISS”), one of the leading proxy advisory firms, issued the Company a QualityScore of “9” (on a scale of 1-10 with “10” representing the highest governance risk) in its QualityScore Governance Profile Report, indicating serious concerns with the Company’s governance structure.

ISS also expressed concerns with the current Board in its report for the Company’s 2020 Annual Meeting. Specifically, in connection with the 2020 Annual Meeting, ISS recommended shareholders vote “WITHHOLD” with respect to the election of Mr. Braunstein to the Board due to his service on more than three public company boards while also serving as Chief Executive Officer of a separate public company, and noted that “[a] CEO cannot reasonably be expected to balance the responsibilities of serving on more than three public boards while also fulfilling full-time executive duties.” In addition, ISS noted in its report issued in connection with the 2019 Annual Meeting that Mr. Ezickson attended less than 75 percent of Board and committee meetings last year, and that “directors who do not attend their board and committee meetings cannot be effective representatives of shareholders.”

Even more concerning, at the 2020 Annual Meeting, three directors, Scott Braunstein, Elan Ezickson and Douglas Pagán, received the support of less than a majority of the votes cast. By casting more withhold votes than votes “for” their election, shareholders sent a clear and decisive message that these three directors no longer have the support of shareholders. Despite having a resignation policy in place for such situations, two out of three of these directors still remain on the Board (and all three remained on the Board months following the 2020 Annual Meeting). WaterMill believes the Company’s decision to allow these directors to continue to remain on the Board represents a clear disregard for the views of its shareholders. The shareholder vote at the 2020 Annual Meeting also represents a clear showing of shareholders’ general dissatisfaction and lack of confidence with the current management and governance regime.

WaterMill also refers the Staff to the Board composition concerns and troubling director interlocks detailed below as additional support for the Company’s poor corporate governance practices.

“Poor Decision- Making”:

WaterMill refers the Staff to the Company’s persistent share price underperformance referenced above and in the Consent Statement, which WaterMill believes demonstrates that the Board has been ineffective at making decisions that are in the best interest of the Company and its shareholders, particularly in light of the fact that Ziopharm has performed dramatically worse than the rest of the biotech sector and broader market. Below are just a few of the numerous poor decisions made by the Board and management team to the detriment of Ziopharm shareholders.

Since May 2017, the Company conducted multiple public offerings and private placements, issuing a total of approximately 80 million shares of Common Stock and thereby diluting existing shareholders by over 50%. These share issuances were at prices significantly below market and led to only about $255 million raised according to the Company’s public filings.1

In the Company’s August 8, 2019 press release announcing its financial results for the second quarter, the Company stated the following: “A group of Ziopharm shareholders, led by MSD Partners, L.P., exercised their existing warrants to purchase common stock, which resulted in gross proceeds of approximately $45 million. We expect this additional capital is sufficient to fund operations into 2021 and provide visibility into important clinical data milestones for Ziopharm’s TCR-T, CAR-T and Controlled IL-12 programs” (emphasis added). Then, at a JP Morgan Conference held on January 16, 2020, the Company echoed similar statements indicating that it expects its capital to be sufficient to fund operations and provide visibility into important clinical data milestones. Yet nearly three weeks later on February 4, 2020, the Company announced a capital raise with Jefferies for approximately $90 million, thereby contradicting its prior statements regarding the sufficiency of its capital. WaterMill believes this financing was poorly executed, resulting in a decline of the Company’s share price following the financing.

Further, the Company failed to be transparent regarding the February 2020 capital raise with its largest shareholders. Neither WaterMill nor a majority of the Company’s largest shareholders2 were wall crossed on the Jefferies raise, which is highly atypical. Worse, during the two-week reporting period ended February 14, 2020, which includes this capital raise, short interest in Ziopharm declined by 18,548,485 shares or 34%, which decline could not be attributable to open market activity. Thus, the Company’s sale of common stock to investors with large short positions unnecessarily harmed shareholders. Management informed investors "wait until you see the impressive new investors of 13F filings". There has been no significant interest or positions taken by institutional investors. Why did the Company choose not to communicate with many of the Company’s largest shareholders, all of whom have been long-term holders of the Company’s stock, ahead of this capital raise?

In September 2015, Ziopharm entered into a partnership with Intrexon (XON) now known as Precigen (PGEN), which included issuing convertible preferred stock of $120 million to Intrexon. While this relationship had its benefits, it also posed significant burdens to the Company. Look no further than the Company’s own description of this arrangement after the Exclusive Channel Collaboration (ECC) with Intrexon was eliminated and restructured as a licensing agreement in October 2018, as taken from the transcript of the 3rd quarter conference call of November 12, 2018:

“A number of encumbrances that held us back as a result of the original ECC agreement with Intrexon. For example, we were inefficient in our drug development activities in large part due to joint governance and shared decision-making and development responsibilities. The intellectual property provisions in the contract restricted the production, protection and continued use of IP developed by Ziopharm. The ECC sublicensing provisions and the potential for de facto veto rights chilled the interest and the ability for Ziopharm to attract and execute sublicensing arrangements. And our balance sheet and financing viability was severely limited by the preferred stock being issued to Intrexon. Finally, there were times, at times, misalignment between the companies that absolutely needed to be resolved.

Financially, the preferred stock issued to Intrexon was a significant hindrance to our balance sheet. As of September 30, 2018, it had already accumulated $37 million of interest in just over 2 years and was valued in total at $157 million. This was set to continue to compound at 12% annually. Over the past 12 months, investors frequently reiterated that the preferred stock was a hindrance to their making an investment in our company. To illustrate this issue with some simple math, if we had not eliminated the preferred stock and instead had seen the preferred theoretically converted on September 30 of this year, it would have converted to nearly 52.5 million shares of common stock. Or another scenario, had we not eliminated this agreement in its entirety and instead accumulated the 12% annually on a go-forward basis, in three years, it would have grown to well over $200 million, and in 5 years, it would have approached $275 million. This situation was increasingly untenable.”

It is also important to note that the Company’s proposal to increase the authorized share count was rejected by over 100 million votes (~54%) at the 2020 Annual Meeting, demonstrating a clear lack of investor confidence in this Board and management team.

1 See the Company’s Annual and Quarterly Reports on Forms 10-K (filed with the SEC on March 2, 2020 and March 5, 2019) and 10-Q (filed with the SEC on August 6, 2020).

2 Based on conversations with other Ziopharm shareholders.

In addition, WaterMill believes the Company has made poor decisions as it relates to business development. Management has often hinted at how close the Company has been to consummating partnering transactions, yet the Company has gone on for years without a deal that would further validate the science and its commercial prospects and thereby progress the business. Below are just a few statements excerpted from Company filings discussing potential developments, none of which have come to fruition:

o	“We look forward to announcing our collaboration validating the potential for controlled IL-12, and we plan to move forward with one or more additional tumor types to explore the potential of this powerful cytokine in combination with immune checkpoint inhibitors.” – Aug. 8, 2018 (Q2 Conference Call)
o	“We are in negotiations with a well-respected potential partner to drive forward our U.S. and ex U.S. activities and we hope to provide more details soon.” – Nov. 12, 2018 (Q3 Conference Call)
o	“We have a new partner in Regeneron and expect more partnerships to be announced going forward. These are the assets we wanted to move forward with. We went after them with a clear plan and we succeeded on all fronts: TCRs, check. The 2 most clinically validated CARs, check. IL-12, check. Autonomy, new board, path to sublicensing freedom, check, check, check.” - Nov. 12, 2018 (Q3 Conference Call)
o	“ . . . and next, looking forward to a new partnering opportunity, with details to come.” - Nov. 12, 2018 (Q3 Conference Call)

There have also been a number of poor decisions with respect to the composition of the Board, which WaterMill believes have contributed to the Board’s inability to make decisions with the best interest of shareholders is mind and provide effective oversight of the Company (as evidenced by Ziopharam’s share price underperformance). As noted above, the Board rejected the conditional resignations of Scott Braunstein, Elan Z. Ezickson and Douglas W. Pagán3, the three directors that did not receive a majority vote at the 2020 Annual Meeting and never publicly explained to shareholders its rationale for allowing these directors to remain on the Board.

Further, despite announcing that the Board had engaged an independent nationally recognized director search firm to conduct a “thorough” search for director candidates following the 2020 Annual Meeting, the Company announced the appointment of J. Kevin Buchi on September 21, 2020 to fill the vacancy created by the later resignation of Mr. Pagán, effective September 18, 2020. Mr. Pagán was appointed Chief Financial Officer of Dicerna Pharmaeuticals, Inc. in May 2020, where Mr. Buchi has served as Chairman of the Board since January 2019 (and as a director since August 2018). The Board appointed a colleague of Mr. Pagán’s as his replacement despite (i) shareholders clearly disapproving of Mr. Pagán’s directorship as evidenced by his failure to receive a majority vote at the 2020 Annual Meeting, (ii) the Company publicly stating that it hired an executive search firm to conduct a Board search process and (iii) other shareholders making recommendations of highly-qualified bio-pharma director candidates. Perhaps even more concerning, the Board appointed Mr. Buchi despite his poor track record as President and Chief Executive Officer of TetraLogic Pharmaceuticals, where he served from August 2013 to December 2016. Mr. Buchi took the Company public in December 2013 and raised $60 million yet the stock was trading at approximately five cents ($0.05) per share when he stepped down in December 2016.

The Board interlocks continue. Chairman of the Board, Scott Tarriff, is the Chief Executive Officer and a member of the board of directors of Eagle Pharmaceuticals, Inc. since its inception in January 2007. Doug Braunstein, the brother of current director Scott Braunstein, served on the Board of Eagle Pharmaeuticals from 2016 to November 2019. In addition, current director Elan Ezickson serves on the Board of Marinus Pharmaceuticals, Inc., where Dr. Scott Braunstein serves as Chief Executive Officer and President. Truly independent directors are clearly needed to provide fresh oversight and bring objectivity into the boardroom.

3 Although Mr. Pagán subsequently resigned from the Board, the Company’s 8-K announcing his resignation stated that he resigned from the Board, effective September 18, 2020 and that such resignation “was not due to any disagreement with the Company’s operations, policies or practices.” We therefore view his subsequent resignation as being separate and apart from his resignation submitted in connection with the 2020 Annual Meeting held in June.

Mr. Tariff, who joined the Ziopharm Board on September 28, 2015, has extensive ties to former CEO and largest shareholder of Intrexon Mr. RJ Kirk. Mr. Tariff has served as a director of Synthetic Biologics, Inc. (SYN), a publicly traded biotechnology company, since February 2012 and previously served on the Board of Directors of Clinical Data, Inc., a publicly-traded pharmaceutical company, from September 2009 to April 2011 when Clinical Data was acquired by Forest Laboratories, Inc. Synthetic Biologics entered into an ECC with Intrexon in August 2015. RJ Kirk is the former chairman of the board of Clinical Data and reported to have held an approximately 46% stake in this company. The stock price of SYN was in excess of $70 per share at the time Mr. Tariff joined the board and the stock now trades for approximately $0.32 per share.

It should also be noted that Dr. Scott Braunstein is an operating partner at Aisling Capital, a private investment firm. Based on publicly available information4, Aisling Capital has an investment in Poseida Therapeutics Inc., which develops next generation Car-T therapies for hematological cancers and solid tumors, including using a non-viral method called PiggyBac DNA Modification system, which is competitive to Ziopharm’s Sleeping Beauty non-viral platform. WaterMill believes that, at a minimum, this investment gives the appearance of a conflict of interest for this director.

In addition to these Board composition concerns, WaterMill believes the Company has made poor compensation decisions. Specifically, the Company’s bonus targets are not adequately tied to performance. According to the Company’s 2020 proxy statement, the Board determined that each executive officer achieved 100% of his individual goals and 90% of the corporate goals in 2019, resulting in substantial payouts yet the Company’s shares significantly underperformed during this time. Specifically, WaterMill believes the corporate objectives established for 2019 were low bars and did not align with building shareholder value, a few of which are outlined below.

o	Controlled IL-12 Platform objective: “Generate key rGBM clinical data to strengthen the position of the asset, including as a monotherapy and in combination with immune checkpoint inhibitors; and Progress our manufacturing capabilities to prepare for later stage clinical trials”.
▪	Watermill’s perspective: the rGBM program has been slowly progressing for years with incremental data coming out each year, but lacking a meaningful scientific or inflection point that drives shareholder value. Management should know and be able to project when meaningful data readouts will be available. Watermill questions if management should receive such a high percentage of their compensation goals without achieving meaningful clinical or other value inflection points.
o	Cell Therapy Platform objective: “Advance our CAR + T program to establish feasibility of manufacturing approach and clinical treatment; Advance clinical TCR + T programs to enable treatment of patients at the NCI and MD Anderson; Improve our infrastructure to enable us to become leader in cell therapy”
▪	Watermill’s perspective: Yet another year (2019) where the CAR +T and the TCR programs were delayed, resulting in substantial lack of confidence in management and diminution in shareholder value. These trials were slated to begin in 2018. The Board recognized this as evidenced by its statement in the 10-K/A: “The board of directors concluded that our clinical trial enrollment goals for TCR and CAR + T were not achieved but that the advancements in each of the programs were impressive in other areas”. The “impressive” progress in other areas is not described by the Board and it appears that the Board compensated management despite the failure to achieve the meaningful milestone of treating patients.

4 Aisling is listed as a key investor in Psodeida public filings but is not a >5% listed investor. See also press release located at https://poseida.com/poseida-therapeutics-raises-142-million-in-series-c-financing/

WaterMill also refers the Staff to the lack of “Lack of Transparency” section below for additional detail regarding WaterMill’s concerns with respect to the Company’s ongoing clinical trials, evidencing additional poor decision-making by management and the Board with respect to its communications with the investor community.

“Lack of Transparency”:

In addition to the transparency and disclosure issues highlighted above, WaterMill believes the Company has not been transparent with respect to providing shareholders with an accurate assessment of its financial situation and progress, among other concerns. For example, the Company’s public statements regarding its capital needs are not in alignment with its decision to enter into the above described Jefferies 2020 financing while not engaging in any appropriate and typical discussions with existing large investors.

There has also been an overall lack of disclosure and transparency as it relates to the Company’s clinical trials. Some examples include the following:

•	The Company has failed to provide adequate information to shareholders regarding the Sleeping Beauty (SB) platform for CART. What ever happened, for example, to the 20 patients that were treated on the Sleeping Beauty 2.0 trial? Management said that they were going to report the data 2 years ago. Prior highlights include telling investors on August 8, 2018 that SB 2.0 study patients have achieved complete responses 6 months post infusion, which when combined with the first generation published data demonstrates that the SB system can exert meaningful anti-tumor responses.
•	The Company has referenced its rights to a second CART target using SB. Watermill notes that a second indication could be very valuable if successfully developed. However, shareholders do not know the status of this second potential target and whether or not the Company intends to exercise its rights to develop such a target.
•	Investors that follow the scientific and business progress of the Company continue to have other unanswered questions. For example, why has the Company not come off clinical hold for the original CD19 CART trial? Has it solved the 70% cell viability problem with the third generation SB technology? Ziopharm has an open IND for bone marrow transplant (BMT) failures, but it appears the first patient has not been treated at MD Anderson in this trial. Why is the Company now prioritizing post BMT failure CD19 CART over the previously scheduled trial? The IL-12 technology has in the past been described as a platform technology to treat many different cancer types yet it is unclear if this opportunity is still being explored or considered?

These are just a few of the myriad of questions that remain unanswered. Unfortunately, the lack of operational execution and multi-year delays in starting important clinical trials, when combined with this overall lack of transparency, has eroded investor confidence, as evidenced by the Company’s continuing share price decline and inability to attract large institutional investors.

In addition to the lack of transparency on the business side, the Company has also failed to be transparent with shareholders on the governance side. As noted above, the Company never publicly disclosed whether it accepted or rejected the conditional resignations of Dr. Braunstein and Messrs. Ezickson and Pagán, the three directors that did not receive a majority vote at the 2020 Annual Meeting. Although it became quite clear that the Company did not listen to the will of its shareholders as these directors remained on the Board following the 2020 Annual Meeting, the Company should have at the very least publicly informed shareholders of its rationale for letting these holdover directors remain on the Board.

It should also be noted that the Company does not make its governance policies publicly available to shareholders, including its director resignation policy, yet references the adoption of such a policy in its SEC filings. Shareholders are therefore left in the dark regarding material policies governing the Board and management team.

“Highly qualified nominees”:

WaterMill respectfully refers the Staff to the following biographies of its nominees, which appear on pages 18 and 19 of the Consent Statement. Specifically, WaterMill believes (i) Robert Postma’s over four decades of investment management experience, (ii) Jaime Vieser’s 30 years of investing experience, including investment in numerous start-up tech and biotech companies and experience in corporate restructurings, and (iii) Holger Weis’ long tenured career as a senior executive operating in the life science and financial services fields with demonstrated leadership in working with cross functional teams required in the drug development process, make each nominee well-qualified to serve on the Board.

Nominee biographies:

Robert Postma has served as the principal of WaterMill Asset Management Corp. (“WaterMill”), a family office asset management company which he founded, since July 1999. WaterMill actively trades in municipal bonds and equities. Mr. Postma has over 44 years of trading experience and received a Bachelor of Arts degree in Business and Economics from Lafayette College.

Jaime Vieser has managed Brushwood LLC, a private investment firm, since January 2017. From 2010 to December 2016, he was a Managing Partner and co-principal of Castle Hill Asset Management LLC (“Castle Hill”), a multi-billion dollar asset manager and hedge fund. Prior to founding Castle Hill, Mr. Vieser was responsible for Deutsche Bank AG’s, a multinational investment bank and financial services company, High Yield Sales and Trading Group in London from 1998 to 2008. He originally joined Bankers Trust Company, a bank holding company, in New York in 1994 (later acquired by Deutsche Bank in 1999) and worked in the Leveraged Finance division. Mr. Vieser graduated from the University of Michigan with a degree in Economics and from the Cox School of Business at Southern Methodist University with a Master’s in Business Administration.

Holger Weis has served as the Chief Financial Officer and Director of PhenoTarget Biosciences, Inc., a biotech start-up company, since founding the company in April 2020, and as the principal of Weis Advisors, Inc., a company that provides consulting services to life science companies, since founding the company in April 2018. Prior to that, he served in a number of roles at DemeRx, Inc., a clinical stage pharmaceutical company developing non-addictive treatments for drug addiction, including serving as Chief Operating Officer and Chief Financial Officer from December 2011 to July 2017, and also as President from September 2014 to July 2017, and as a Consultant from July 2017 to April 2018. Earlier in his career, Mr. Weis served as the Chief Financial Officer of EnSA Holdings, LLC, a company that focuses on environmentally sustainable agriculture techniques and technologies for the production of rice, from August 2010 to November 2011. From 2006 to 2010, he served as the Vice President & Chief Financial Officer, Secretary and Treasurer of NovaVision, Inc., a therapeutic and diagnostic vision restoration company. Prior to that, he served as the Chief Financial Officer & Treasurer of GMP Companies, Inc., a company that develops and commercializes pharmaceutical, medical device and diagnostic technologies, from 2000 to 2005. Earlier in his career, Mr. Weis served as a Senior Manager at Ernst & Young, a multinational professional services company, from 1986 to 2000. Mr. Weis has co-authored a number of scientific papers and presentations and is an inventor on a number of patents and patent applications. Mr. Weis received a Bachelor of Business Administration in Accounting from the University of Georgia and is a Certified Public Accountant.

General

2.	The disclosure on page 2 indicates the proxy statement will be “sent or given” to security holders as of an unspecified date. Regardless of the method by which the proxy statement will be made available to security holders, please disclose, in accordance with the participants’ obligation under Item 1(b) of Schedule 14A as well as Rule 14a-6(d), the approximate date upon which the proxy statement and form of proxy will be furnished to security holders. The bolded language at the end of the last paragraph in the letter to shareholders is not considered the proxy statement. See Rule 14a-1(g) of Regulation 14A.

WaterMill acknowledges the Staff’s comment and has revised this disclosure accordingly. The approximate date upon which the Consent Statement and form of consent card will be furnished to security holders now appears on page 2 only. WaterMill further advises the Staff that it will specify the approximate date when it files its definitive Consent Statement with the SEC per standard procedure as such date is not known at this time given the SEC review process.

3.	Under a subheading titled “Important Notice Regarding the Availability of Consent Materials…”, the disclosure at page 3 indicates that the proxy statement will be available electronically at a dedicated website. Please advise us whether or not the participants will be relying upon Rule 14a-16 to distribute the proxy statement electronically as the primary means of fulfilling their obligations under Rule 14a-3(a) and Rule 14a-4(f). If so, please summarize for us how compliance with Rule 14a-16 has been effectuated.

WaterMill acknowledges the Staff’s comment and advises the Staff that it will not be relying upon Rule 14a-16 to distribute the Consent Statement electronically as the primary means of fulfilling its obligations under Rule 14a-3(a) and Rule 14a-4(f). WaterMill intends to do a mailing distribution of its Consent Statement and consent card and has revised page 2 to clarify that the Consent Statement will be “mailed” to shareholders. In addition, WaterMill will post its Consent Statement and consent card, as well as all additional soliciting materials, on the website to be identified in the Consent Statement and will make those materials available to shareholders free of charge through the conclusion of the consent solicitation.

4.	Given the multiple participants in the solicitation, use of a title for the consent statement limited to the name of one participant appears incomplete. Please revise or advise.

WaterMill acknowledges the Staff’s comment and has revised the title accordingly.

5.	The disclosure at page 5 indicates that “on October 15, 2020, Mr. Postma filed this preliminary consent statement with the SEC.” The filing was received on, and bears a filing a date of, October 16, 2020. Please revise.

WaterMill acknowledges the Staff’s comment and has revised this disclosure to reflect the filing date of October 16, 2020 on page 5 of the Consent Statement.

6.	Please revise to indicate, if true, that the approval of the bylaw repeal proposal, Proposal Number 1, could result in the repeal of bylaws aligned with security holder interests.

WaterMill acknowledges the Staff’s comment and has revised this disclosure to indicate that the approval of Proposal 1 could result in the repeal of bylaws aligned with security holder interests.

7.	Given that it appears a vacancy on the board may arise if Proposals 2 and 4 are approved but Proposals 3 and 4 are not, please revise to indicate how any such vacancy would be filled.

WaterMill acknowledges the Staff’s comment and has revised this disclosure to indicate how any vacancy on the Board would be filled if Proposals 2 and 4 are approved but Proposals 3 and 5 are not.5 Pursuant to Article 3, Section 3.3 of the Bylaws, a vacancy on the Board may be filled by the affirmative votes of a majority of the remaining members of the Board, although less than a quorum, or by a sole remaining Director, or may be elected by a plurality of the votes cast.

8.	Given that it appears the maximum number of the participants’ director candidates who could be elected would still constitute a minority of directors serving the registrant, please revise the proxy statement to acknowledge this point and state that given the absence of a majority, no assurance can be given that the nominees would be able to “establish [and require adherence to] best corporate governance practices” or “ensure management accountability”.

WaterMill acknowledges the Staff’s comment and has revised the Consent Statement accordingly.

9.	Disclosures on page 4 suggest that the possibility remains that broker non-votes could exist. Please provide us with a brief legal analysis regarding the permissibility of broker non-votes in the impending contested solicitation, or revise to remove this reference.

WaterMill acknowledges the Staff’s comment and has revised the disclosure on page 4 to remove the reference to broker non-votes in the impending contested solicitation.

5 Note that WaterMill believes there may have been a typo in the Staff’s comment when it referred to Proposals 3 and 4 in the second instance and instead, likely meant to reference Proposals 3 and 5 given the mechanics of the Proposals so WaterMill has made the noted revision under that assumption.

10.	Notwithstanding the fact the participants do not appear to be relying upon Rule 14a-4(d)(4) in soliciting consents for the election of a minority of directors, in actuality or effect, please disclose, consistent with Rule 14a-4(d)(4)(iv), that no assurance can be given that the registrant’s nominees will serve if elected with any of the soliciting party’s nominees.

WaterMill acknowledges the Staff’s comment and has revised the Consent Statement accordingly.

11.	Please refer to the following sentence on page 20: “Each of the Nominees may be deemed to be a member of the Group [ ] together with the other Participants [ ] for the purposes of Section 13(d)(3)…” Given that the collective beneficial ownership of the participants appears to be 5% or less of the outstanding shares of Ziopharm, please advise us, with a view toward revised disclosure, whether this disclosure is necessary, and if so, legally accurate. Please ensure that if any changes are made, conforming changes will be made to page 24.

WaterMill acknowledges the Staff’s comment and has revised this disclosure to delete the cited assertions on page 24. Note, however, that this disclosure, which was likewise meant to be deleted on page 20 of the Consent Statement, was inadvertently included in the revised Consent Statement and WaterMill hereby confirms that this disclosure will be deleted on page 20 in the next filing of the Consent Statement.

12.	Please advise, with a view toward revised disclosure, how an otherwise unreported beneficial ownership position of 3.3% could be accurately described as “significant” on page 12.

WaterMill acknowledges the Staff’s comment and respectfully advises the Staff that it believes an unreported beneficial ownership position of 3.3% can indeed be considered “significant”. WaterMill does not believe that use of the term “significant” in relation to one’s share ownership should be dictated solely by whether or not such shareholder is required to report its share ownership under applicable reporting thresholds. WaterMill holds a sizeable 3.3% position in the Company, which is particularly noteworthy in comparison to the collective beneficial ownership position of Ziopharm’s directors and named executive officers disclosed in the Company’s recent public filings with the SEC. Notwithstanding the foregoing, WaterMill has revised this disclosure on page 12 to describe the ownership position of 3.3% as “substantial” rather than “significant.”

How Many Consents Must be Received in Order to Adopt the Proposals, page 7

13.	Please refer to the following cited statements regarding the above-captioned question:

“. . . . the individuals receiving the highest number of consents in favor of their election will be elected up to the number of vacancies to be filled.” (page 2)

“For Proposal 5 (Election Proposal), the Participating Shareholders will need to deliver properly completed and unrevoked written consents from the holders of a plurality of votes cast as of the close of business on the Record Date.” (page 3)

“For Proposal 5 (the Election Proposal), directors are elected to the Board to fill vacancies by a plurality of the votes cast. Consequently, the Election Proposal will be adopted and become effective when properly completed, unrevoked consents are signed and delivered to the Company by a plurality of the votes cast within 60 calendar days of the date of the earliest dated consent delivered to the Company.” (page 7)

“the Participating Shareholders will need to deliver . . . properly completed and unrevoked written consents to Proposal 5 from a plurality of votes cast . . . .” (pages 7 and 22)”

The election of any nominee to fill a vacancy on the Board pursuant to Proposal 5, it appears, may only be successful if Proposal 5, with respect to any given nominee, is supported by the unrevoked consents of holders of a majority of the common stock. Please revise if true, or advise us by producing a brief legal analysis in support of the citied voting thresholds.

WaterMill acknowledges the Staff’s comment and believes that the cited assertions accurately describe the voting threshold for Proposal 5. WaterMill respectfully refers the Staff to Article 2, Section 2.9 and Article 3, Section 3.3 of By-Laws of Ziopharm, which are reproduced in relevant part below:

Article 2, Section 2.9: “At all meetings of Stockholders for the election of Directors, a plurality of the votes cast shall be sufficient to elect.”

Article 3, Section 3.3: “Unless otherwise provided by applicable law or the Certificate of Incorporation, any newly created directorships resulting from an increase in the authorized number of Directors and vacancies occurring in the Board for any cause, may be filled by the affirmative votes of a majority of the remaining members of the Board, although less than a quorum, or by a sole remaining Director, or may be elected by a plurality of the votes cast.” (Emphasis added).

Proposal 4 – the Board Size Proposal, page 17

14.	The matter of whether the bylaws should be amended to provide shareholders the exclusive authority to fix the size of the Board may be a matter separate and distinguishable from the matter of whether the size of the Board should be fixed at seven directors. Please provide us with a brief legal analysis as to whether shareholders are being asked to consent to two separate matters bundled as a single proposal in contravention of Rule 14a-4(a)(3).

WaterMill acknowledges the Staff’s comment and does not believe that Proposal 4 asks shareholders to consent to two separate matters bundled together as a single proposal in contravention of Rule 14a-4(a)(3). If approved, Proposal 4 would grant shareholders the exclusive ability to fix the size of the Board by explicitly specifying the number of directors or by duly electing a certain number of directors to the Board even when such number has not been expressly fixed by a resolution of shareholders. The approval of all five of WaterMill’s Proposals would effectively result in a Board size of seven directors even absent the explicit reference to a Board size of seven directors set forth in Schedule IV of the Consent Statement. As such, WaterMill does not view these as separate matters bundled together as a single proposal but instead a singular matter designed to grant shareholders the sole power to set the Board size to seven directors following the removal of four current directors and the election of WaterMill’s three Nominees.

The Nominees, page 18

15.	As required by Item 7(b) of Schedule 14A and corresponding Item 401(e)(1) of Regulation S-K, please provide a complete history of occupation or employment, without gaps, for the past five years for Mr. Vieser. At present, no information has been given for 2017.

WaterMill acknowledges the Staff’s comment and has revised the disclosure on page 18 to reflect Mr. Vieser’s complete history of occupation or employment for the past five years, including for 2017.

Additional Participant Information, page 24

16.	The disclosure indicates that purchases of shares of common stock through margin accounts maintained with brokers which extend credit and that positions held in such accounts may be pledged as collateral for the repayment of debt balances in such accounts. Item 5(b)(1)(vii) of Schedule 14A, however, requires the disclosure of the amount of indebtedness as of the last practicable date used to purchase any shares. Please disclose the amount of indebtedness used to purchase shares as of the last practicable date or, if unavailable without unreasonable cost or expense, the amount of margin used to purchase securities of the registrant.

WaterMill acknowledges the Staff’s comment and has revised this disclosure on page 25 accordingly.

Shareholder Proposals for Inclusion in Proxy Materials, page 25

17.	The representation that if a shareholder does not notify the registrant before March 15, 2021, Ziopharm management will have discretionary authority to vote all proxies received on the matter appears to use an incorrect date. Because the registrant mailed its 2020 annual meeting proxy materials on (or about) May 15, 2020, notice of a shareholder proposal would be considered untimely after April 3, 2021 under Rule 14a-4(c)(1). Please revise or advise.

WaterMill acknowledges the Staff’s comment and has revised this disclosure on page 26 to reflect the deadline of April 3, 2021 for notice of a shareholder proposal to be considered timely.

Special Instructions, page 27

18.	Please refer to the disclosure in bold typeface that indicates security holders “will be deemed to have consented to that proposal…” Please revise this disclosure, as well as that within the form of consent, to conform to the standards set forth in Rule 14a-4(b) of Regulation 14A.

WaterMill acknowledges the Staff’s comment and has revised this disclosure on page 27 and within the form of consent in accordance with the standards set forth in Rule 14a-4(b) of Regulation 14A.

Certain Additional Information, page 28

19.	Please advise us when the participants anticipate distributing the proxy statement they intend to use to solicit consents. Given that reliance on Rule 14a-5(c) is impermissible at any time before the registrant distributes its consent revocation statement, the participants will accept all legal risk in connection with distributing the initial definitive proxy statement without all required disclosures and should undertake to subsequently provide any omitted information in a supplement in order to mitigate that risk if it distributes in advance of the registrant.

WaterMill acknowledges the Staff’s comment and advises the Staff that it currently intends on distributing its definitive Consent Statement as soon as the Staff has cleared WaterMill to file such definitive Consent Statement, which may be prior to the Company’s distribution of its own definitive revocation statement. If WaterMill distributes its definitive Consent Statement prior to the Company distributing its definitive revocation statement, WaterMill understands that it will accept all legal risk in connection with distributing the initial definitive Consent Statement without all required disclosures and will subsequently provide any omitted information in a supplement to its definitive Consent Statement after the information has been made public by the Company in order to mitigate such risk.

Form of Consent

20.	The disclosure on page 2 of the proxy statement indicates that if the participants receive insufficient consents to approve Proposal 2, no consents would be delivered to the registrant. Notwithstanding this condition, please advise us, with a view toward revised disclosure, how the participants have complied with their remaining disclosure obligation under Rule 14a-4(e). At present, no commitment to present the consents as directed appears to exist.

WaterMill acknowledges the Staff’s comment and has revised this disclosure on page 2 to remove the cited assertion that if the participants receive insufficient consents to approve Proposal 2, no consents would be delivered to the registrant. With respect to the remaining disclosure obligation under Rule 14a-4(e), WaterMill refers the Staff to (i) page 23 of the Consent Statement titled “Procedural Instructions”, which clarifies how the consents will be voted and (ii) page 3 of the Consent Statement, which states that “[w]e intend to set [__], 2020 as the goal for the submission of written consents as directed” (emphasis added).

* * * * *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Meagan Reda

Meagan Reda

cc:	Robert W. Postma, WaterMill Asset Management Corp.